

Mail Stop 3233

October 26, 2015

Via E-mail
Brian K. Kistler
President, Director
KMRB Acquisition Corp. II
8200 Seminole Blvd.,
Seminole, FL 33772

**Re: KMRB Acquisition Corp. II
          Form 10-12G
          Filed September 29, 2015
          File No. 000-55518**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

2.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Item 1A. Risk Factors, page 5

3. We note your disclosure on page 14 that Mr. Kistler is your sole officer and director and that you have not established any committees of the Board of Directors. Please add risk factor disclosure addressing your dependence on Mr. Kistler and his ability to exercise significant control over the company.

Item 2. Financial Information, page 10

4. We note your disclosure on page 11 regarding the benefits of being a public company. Please revise this section to provide balanced disclosure, including a discussion of the disadvantages or negative aspects of being a public company.

Item 5. Directors and Executive Officers, page 12

5. We note your disclosure on page 13 regarding Mr. Kistler's involvement with KMRB Acquisition Corp. Please revise your disclosure to explain that KMRB Acquisition Corp. was a blank check company for which Mr. Kistler filed a Form 10. Please also revise your disclosure to discuss the resulting business combination, including how KMRB Acquisition Corp. identified the target company and the amount of consideration Mr. Kistler and/or his affiliates received in connection with the business combination transaction. Please provide similar disclosure for any blank check companies for which Mr. Kistler has been involved.

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 14

6. We note that your articles of incorporation are signed by Clifford J. Hunt. Please revise this section to identify your promoters, including Mr. Hunt, and to discuss any related transactions with such persons, to the extent they have not been disclosed. Refer to Item 404(c) of Regulation S-K.

Report of Independent Registered Public Accountant, page F-2

7. Please tell us how your accountants' report complies with paragraph .12 of AU Section 341; specifically the use of the term "substantial doubt" when referencing a going concern matter. Advise or revise as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at (202) 551-3573 or Jaime John, Accounting Branch Chief at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney at (202) 551-6431 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc: Clifford Hunt, Esq.
        Law Office of Clifford J. Hunt, P.A.